Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 12, 2015, relating to the financial statements and financial statement schedule of Central European Media Enterprises Ltd, and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of Central European Media Enterprises Ltd. and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of Central European Media Enterprises Ltd. and subsidiaries for the year ended December 31, 2014.

DELOITTE LLP
London, England
June 3, 2015